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                  EXHIBIT 99.4: FORM OF LETTER TO STOCKHOLDERS.

                              BIONX IMPLANTS, INC.
                            1777 Sentry Parkway West
                             Gwynedd Hall, Suite 400
                          Blue Bell, Pennsylvania 19422

                               __________ __, 1999

Dear Stockholder:

Enclosed are the prospectus and other materials relating to the Rights Offering by Bionx Implants, Inc. Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of Bionx Implants Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page __ of the prospectus. You should also refer to the detailed Instructions for Use of Bionx Implants, Inc. Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING

- You will receive 0.__ of a non-transferable Subscription Right for each share of Bionx Common Stock you owned on ___________ __, 1999. You will not receive fractional Subscription Rights, but Bionx will round your number of Subscription Rights down to the nearest whole number. For example, if you own 100 shares of Common Stock, you will receive ___ Subscription Rights. If you own ___ shares of Common Stock, you will receive ___ Subscription Rights.

- You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $_____ per share. This right is referred to as the Basic Subscription Privilege.

- If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of __________ shares, shares purchased through the Over-Subscription Privilege will be allocated among shareholders who over-subscribe in proportion to the number of shares purchased by those over-subscribing shareholders through the basic subscription privilege, as more fully described in the prospectus.

- The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on __________ ___, 1999. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

If you do not exercise your Subscription Rights, your ownership in Bionx may be diluted. Please see page __ of the prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the Rights Offering, please feel free to contact Drew Karazin, Vice President-Finance, at 215-643-5000.

                                      Sincerely,


                                      ----------------------------------
                                      Gerard Carlozzi, President and CEO